[LETTERHEAD]

March 14, 2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:         Recycle Tech, Inc. (the Company)
Form SB-2 Registration Statement, Amendment No. 3
File Number: 333-142214

Dear Mr. Owings;

This is in response to your February 11, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1. Your comment has been noted. The Company will file a Form S-1 amendment.

Prospectus Cover

2. The actual price was $0.50 per share. The Company has made the appropriate revisions in the dilution section to conform the disclosure.

Summary, page 5

Our History, page 5

3. The appropriate items in the financial statements have been restated and now conform to the Company’s narrative disclosure.

Mr. H. Christopher Owings
March 14, 2008

Risk Factors, page 6

4. The Company has made the appropriate revisions.

We have a history of net losses, page 6.

5. The appropriate items in the financial statements have been restated and now conform to the Company’s narrative disclosure.

Dilution, page 10

6. The Company has made the appropriate revision.

7. The Company has made the appropriate revisions, including to the consideration paid.

8. The Company has revised the per share amount to be $0.50 per share.

Market for our common stock and related stockholder matters, page 12

9. The Company has made the appropriate revisions.

Management’s Discussion and Analysis of Financial Condition and Results…page 11

10. The Company has made the appropriate revisions.

For the fiscal years ended May 31, 2006 and 2007, page 14

11. The Company has made the appropriate revisions.

For the six months ended November 30, 2007 and 2006, page 15

12. The Company has made the appropriate revisions.

Liquidity and Capital Resources, page 15

 13. The Company has made the appropriate revisions.

Mr. H. Christopher Owings
March 14, 2008

PLEASE NOTE: THE FOLLOWING RESPONSE REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page F-1

Note 8. Restatement, page F-14

14. Footnote 8 has been corrected

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner